

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

August 15, 2006

James R. McLaughlin
Senior Vice President – Chief Financial Officer
Ameron International Corporation
245 South Los Robles Avenue
Pasadena, CA 91101-3638

> **Re:** **Ameron International Corporation**
> **Form 10-K for Fiscal Year Ended November 30, 2005**
> **Form 10-Q for Quarter Ended June 4, 2006**
> **File No. 1-9102**

Dear Mr. McLaughlin:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief